

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Eric D. Jacobs
Executive Vice President, Chief Financial and Administrative Officer
Dealertrack Technologies, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042

> **Re:     Dealertrack Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 11, 2015**
> **File No. 000-51653**

Dear Mr. Jacobs:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2014 and 2013

Operating Expenses, page 50

1.     We note your disclosure that the increase in cost of revenue was attributable to an addition of $144.5 million in direct costs of revenue due to the acquisitions of Casey & Casey, Vintek, CFM, Dealer.com and ASR Pro.  In light of the significance of the

Dealer.com acquisition, please tell us what consideration was given to separately quantifying the impact of the addition of direct costs of revenue attributable to the Dealer.com acquisition.  Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

2.      We note based on the Dealer Dot Com financial statements filed as exhibit 99.2 to your Form 8-K/A filed August 11, 2014, that the costs of revenues related to Dealer Dot Com's advertising and media services revenues were significantly higher as a percentage of the respective revenues compared to the costs of website services revenues.  In light of the significant increase in your cost of revenues as a percentage of revenues for 2014 compared to 2013, please tell us what consideration was given to discussing and quantifying, if practicable, the impact on cost of revenues from changes in the mix of services that may have differing gross margins. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

10. Business Combinations, page 80

3.      We note the summary pro forma information on page 87 for the acquisitions of Casey & Casey, CFM, Vintek, Dealer.com, and ASR Pro.  In light of the significance of the Dealer.com acquisition, please tell us what consideration was given to providing separate pro forma information for this acquisition.  Refer to ASC 805-10-50-2h.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

2. Significant Accounting Policies

International Segment, page 8

4.      You disclose that for multiple-element arrangements in which vendor-specific objective evidence (VSOE) for post-contract services (PCS) has not been established and it is reasonably assured that no loss will be incurred under the arrangement, you recognize revenue using the zero gross margin method until the only remaining elements are PCS. Please describe for us the basis for your revenue recognition policies for these arrangements, citing the specific guidance upon which you rely.  Tell us what consideration was given to recognizing revenue ratably over the PCS period once the

development and implementation are complete and PCS remains as the only undelivered element based on the guidance of ASC 985-605-25-9 and 25-10.  Tell us the amount of revenues recognized during the first quarter related to such arrangements, the amount of revenues and costs recognized during the implementation period, and the typical period of time for completion of the development, implementation, and other professional services.

5.      We note your disclosure that the company expects that VSOE will be available for an increasing portion of your multiple-element arrangements during 2015.  Please describe, in detail, your methodology for establishing VSOE for PCS and tell us what consideration was given to disclosing the significant factors and method used to determine VSOE.

## 12. Business Combinations, page 17

6.      You disclose that the operating results of incadea were included in your consolidated statement of operations from January 9, 2015, the date of acquisition, through March 31, 2015, and that incadea's loss from operations during this timeframe totaled $6.4 million.  Please tell us how you tested the significance of this acquisition pursuant to Rule 1-02(w) of Regulation S-X.  Refer to Rule 3-05 of Regulation S-X.

7.      We note the summary pro forma information represents your consolidated results of operations as if the 2015 acquisition of incadea had been completed as of January 1, 2014, and the 2014 acquisitions of Dealer.com and ASR Pro had been completed as of January 1, 2013.  Please tell us what consideration was given to providing separate pro forma information for the incadea acquisition.  Refer to ASC 805-10-50-2h.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eric D. Jacobs
Dealertrack Technologies, Inc.
May 14, 2015
Page 4


You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Joyce Sweeney, Staff Accountant, at (202) 551-3449, if you have questions regarding comments on the financial statements and related matters.  If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant